Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Jaguar Mining Reports Q1 2010 Earnings

            Adj. Net Income of ($0.01)/share, Adj. Cash Flow of $0.13/share

            JAG - TSX/NYSE

            CONCORD, NH, May 11 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE) reports its financial and operational results for the period ended March 31, 2010. All figures are in U.S. dollars unless otherwise indicated.

            Q1 2010 Highlights

            <<
            -   Q1 2010 adjusted net loss of $1.1 million or ($0.01) per basic and fully diluted share compared to an adjusted net gain of $6.2 million or $0.09 per basic and fully diluted share in Q1 2009. (See Non-GAAP
                Performance Measures.) Adjusted net income decreased from the prior period primarily due to the strengthening of the Brazilian real
                ("R$"), which increased 29% from the year before. Lower grades at the
                Turmalina operation, coupled with items noted below, also contributed to the lower adjusted net income.

                The adjusted net loss excludes two significant items: (a) non-cash interest expense associated with Jaguar's 4.5% Senior Convertible
                Notes issued in September 2010 totaling $2.0 million, which is required to be recognized under Generally Accepted Accounting
                Principles in Canada ("GAAP") to reflect the value of the conversion option afforded to note holders separate from the value of the bond and (b) other (non-recurring) cost of goods sold in the amount of
                $1.5 million, approximately one-half of which was related to additional charges to place the Sabara operation on long-term idle status. The Company's reported earnings were further impacted by:

                   1. the distribution of fixed overhead and idle plant charges resulting from reduced production, in-part stemming from 10-day scheduled maintenance shutdowns at Turmalina and Paciencia plants,

                   2. charges for development costs related to non-converted
                      resources (into reserves) and,

                   3. expenditures to adopt forthcoming International Financial
                      Reporting Standards.

            -   Q1 2010 adjusted cash flow of $11.2 million or $0.13 per basic and fully diluted share compared to $6.0 million or $0.09 per basic and fully diluted share in Q1 2009. (See Non-GAAP Performance Measures.)
                The adjusted cash flow figure takes into account non-cash changes in working capital of approximately $4.5 million in Q1 2010 and
                ($0.8) million in Q1 2009.

            -   Q1 2010 net loss of $4.6 million or ($0.05) per basic and fully diluted share compared to a net gain of $4.8 million or $0.07 per basic and fully diluted share in Q1 2009.

            -   Q1 2010 cash flow of $6.8 million compared to $6.7 million in Q1
                2009.

            -   Q1 2010 gold sales rose to 36,888 ounces at an average price of
                $1,102 per ounce yielding revenue of $40.7 million compared to Q1
                2009 gold sales of 35,879 ounces at an average price of $928 per ounce and revenue of $33.3 million. This represents a 22% increase in gold sales revenue and a 3% increase in the number of ounces sold.

            -   Q1 2010 gold production totaled 31,223 ounces at an average cash operating cost of $597 per ounce compared to 32,868 ounces at an average cash operating cost of $409 per ounce during the same period last year, a decrease of 5% in gold production (see Non-GAAP
                Performance Measures). Beginning in Q1 2010, the Company adopted a definition of "to the refinery" for measuring gold production. As a result of this change, the Q1 2010 production figure does not include gold in-process or in unfinished inventory as was the case for quarterly production data prior to Q1 2010.

            -   Q1 2010 gross profit decreased to $7.4 million from $11.2 million in
                Q1 2009, a decrease of 34% caused primarily by a significantly stronger R$.

            -   Jaguar invested $36.9 million in growth projects in Q1 2010, up significantly from the $5.6 million invested in Q1 2009 when the
                Company implemented substantial investing curbs in response to the global financial crisis.

            -   As of March 31, 2010 the Company held cash, cash equivalents and short-term investments of approximately $100.9 million as compared to
                $84.7 million as of March 31, 2009.
            >>

            Caete Project Update:

            The Company has initiated partial commissioning of its new Caete processing complex with the successful start of the crushing circuit. Over the next two weeks it is expected the milling, flotation and leaching circuits will be charged and full commissioning will commence. The Caete Project was completed within the budget and schedule, 13 months from the start of construction. Management anticipates the plant should reach commercial production status by Q4 2010.
            Commenting on the Q1 2010 results, Daniel R. Titcomb, Jaguar's President and CEO stated, "Our 2010 targets for production and costs remain largely unchanged and take into account the impact of the first quarter performance.
With Caete now entering the commissioning phase, along with operating refinements initiated at the Turmalina and Paciencia operations, we are confident our production, revenue and cash flow will trend significantly higher through the end of the year, given the status of projects and current gold prices."

            Summary of Key Operating Results

            The following is a summary of key operating results:

            <<
                                                               Three Months Ended
                                                                    March 31
                                                         ----------------------------
                                                               2010          2009
                                                         ----------------------------
            (unaudited)
            ($ in 000s, except per share
             and per ounce amounts)
            Gold sales                                    $     40,670  $     33,285
            Ounces sold                                         36,888        35,879
            Average sales price $/ounce                          1,102           928
            Gross profit                                         7,370        11,292
            Net income (loss)                                   (4,605)        4,758
            Basic income (loss) per share                        (0.05)         0.07
            Diluted income (loss) per share                      (0.05)         0.07
            Weighted avg. No. of shares outstanding
             - basic                                        83,995,337    68,621,449
            Weighted avg. No. of shares outstanding
             - diluted                                      83,995,337    69,779,608
            >>

            Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended March 31, 2010.

            2010 Outlook

            The Company's production and cash operating cost estimates for 2010 are shown below. Estimated cash operating costs are based on R$1.75 per $1.00.

            <<
            -------------------------------------------------------------------------
                                                    Estimated              Estimated
            Operation                                    2010                FY 2010
                                                   Production    Cash Operating Cost
                                                          (oz)                 ($/oz)
            -------------------------------------------------------------------------
            Turmalina                        98,000 - 101,000             $475 - 485
            Paciencia                         72,000 - 74,000             $540 - 550
            Caete                             30,000 - 35,000           $590 - 600(x)
                                           ------------------------------------------
            Total                           200,000 - 210,000             $515 - 527

            (x) Caete costs based on development ore during the commissioning phase.

            The Company has provided its 2010 quarterly production and grades for its operations as follows:

            2010 Estimated Gold Production, By Operation

                             Q1        Q2        Q3        Q4
            Operation      Actual   Estimate  Estimate  Estimate        FY 2010
                           ------   --------  --------  --------        -------

            Turmalina      16,987     23,000    30,500    29,000    98,000 - 101,000
            Paciencia      14,236     18,250    20,500    20,250   72,000  -  74,000
            Caete(x)            -          -    16,250    16,250   30,000  -  35,000
                         ------------------------------------------------------------
              Total        31,223     41,250    67,250    65,500   200,000 - 210,000

            Note: The FY 2010 represents the range of production for the year whereas quarterly figures represent the target.
                  (x) Caete Q3/Q4 based on development ore during the commissioning phase.

            2010 Estimated Feed Grades, By Operation

                             Q1        Q2        Q3        Q4
            Operation      Actual   Estimate  Estimate  Estimate        FY 2010
                           ------   --------  --------  --------        -------

            Turmalina        4.16       3.85      5.15      5.00                4.57
            Paciencia        3.32       3.38      3.60      3.60                3.49
            Caete               -          -      3.39      3.39                3.39
                         ------------------------------------------------------------
               Average       3.74       3.63      4.11      4.05                3.93

            Cash Operating
              Cost           $597       $560      $498      $480           $515-$527
            >>

            Non-GAAP Performance Measures

            The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
            The Company uses the financial measures "adjusted net income" and
"adjusted cash flows from operating activities" to supplement its consolidated financial statements. Adjusted net income and adjusted cash flows from operating activities reflect the elimination of special non-operating and certain non-recurring charges that do not reflect on-going costs. The Company believes that these measures are useful to investors because each excludes certain non-cash charges that the Company does not consider to be meaningful in evaluating the Company's past financial performance or future prospects and may hinder a comparison of its period to period cash flows.
            The Company has also included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
            The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are set out in the following tables.

            <<
            Adjusted net income
            ($000s)
                                                         ----------------------------
                                                                 Three         Three
                                                                Months        Months
                                                                 Ended         Ended
                                                              March 31,     March 31,
                                                                  2010          2009
                                                         ----------------------------
            Net (loss) as reported                        $     (4,605) $      4,758
            Adjustments:
            Non-cash interest                                    1,975           361
            Other costs of goods sold                            1,519         1,100
                                                         -------------- -------------
            Adjusted net income                           $     (1,111) $      6,219
            Adjusted basic net income per share           $      (0.01) $       0.09

            Cash provided by operating activities
            ($000s)
                                                         ----------------------------
                                                                 Three         Three
                                                                Months        Months
                                                                 Ended         Ended
                                                              March 31,     March 31,
                                                                  2010          2009
                                                         ----------------------------
            Cash provided by operating
             activities as reported
            Net income (loss)                             $     (4,605) $      4,758
            Items not involving cash:
              Unrealized foreign exchange (gain) loss              323        (3,032)
              Stock-based compensation                              54         1,021
              Non-cash interest expense                          1,975           361
              Accretion expense                                    400           188
              Future income taxes (recovered)                     (159)            -
              Depletion and amortization                         8,157         4,985
              Unrealized loss (gain) on
               foreign exchange contracts                          699        (1,541)
            Reclamation expenditure                                (78)            -
                                                         -------------- -------------
                                                          $      6,766  $      6,740
            Change in non cash operating working capital         4,453  $       (763)
                                                         -------------- -------------
            Cash provided by operating activities         $     11,219  $      5,977
            Cash provided by operating activities
             per share                                    $       0.13  $       0.09

            -------------------------------------------------------------------------
            Summary of Cash Operating Cost per tonne processed    Three Months Ended
                                                                      March 31, 2010
            -------------------------------------------------------------------------
            Production costs per statement of operations(1)             $ 21,716,000
            Change in inventory(2)                                        (2,939,000)
            Operational cost of gold produced(3)                          18,777,000
              divided by
            Tonnes processed                                                 299,000
              equals
            Cost per tonne processed                                    $      62.80

            -------------------------------------------------------------------------
            Turmalina Cash Operating Cost per tonne processed     Three Months Ended
                                                                      March 31, 2010
            -------------------------------------------------------------------------
            Production costs                                            $ 11,549,000
            Change in inventory(2)                                        (2,061,000)
            Operational cost of gold produced(3)                           9,488,000
              divided by
            Tonnes processed                                                 151,000
              equals
            Cost per tonne processed                                    $      62.90

            -------------------------------------------------------------------------
            Paciencia Cash Operating Cost per tonne processed     Three Months Ended
                                                                      March 31, 2010
            -------------------------------------------------------------------------
            Production costs                                            $ 10,167,000
            Change in inventory(2)                                          (878,000)
            Operational cost of gold produced(3)                           9,289,000
              divided by
            Tonnes processed                                                 148,000
              equals
            Cost per tonne processed                                    $      62.80

            -------------------------------------------------------------------------
            Summary of Cash Operating Cost per oz of gold produced      Three Months
                                                                               Ended
                                                                      March 31, 2010
            -------------------------------------------------------------------------
            Production costs per statement of operations(1)             $ 21,716,000
            Change in inventory(2)                                        (3,075,000)
            Operational cost of gold produced(3)                          18,641,000
              divided by
            Gold produced (oz)                                                31,223
              equals
            Cost per oz of gold produced                                $        597

            -------------------------------------------------------------------------
            Turmalina Plant Cash Operating Cost per oz produced   Three Months Ended
                                                                      March 31, 2010
            -------------------------------------------------------------------------
            Production costs                                            $ 11,549,000
            Change in inventory(2)                                        (2,189,000)
            Operational cost of gold produced(3)                           9,360,000
              divided by
            Gold produced (oz)                                                16,987
              equals
            Cost per oz of gold produced                                $        551

            -------------------------------------------------------------------------
            Paciencia Plant Cash Operating Cost per oz produced   Three Months Ended
                                                                      March 31, 2010
            -------------------------------------------------------------------------
            Production costs                                            $ 10,167,000
            Change in inventory(2)                                          (971,000)
            Operational cost of gold produced(3)                           9,196,000
              divided by
            Gold produced (oz)                                                14,236
              equals
            Cost per oz of gold produced                                $        646

            1.  Production costs do not include cost of goods sold adjustment of approximately $1.5 million, royalties of $1.5 million and CFEM tax of
                $410,000 for the three months ended March 31, 2010.

            2.  Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

            3.  The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.
            >>

            The following tables are included in Jaguar's unaudited interim financial statements and Management Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 2010 as filed on SEDAR and EDGAR and readers should refer to those filings for the associated footnotes which are an integral part of the tables.

            <<
            JAGUAR MINING INC.

            Interim Consolidated Balance Sheets
            (Expressed in thousands of U.S. dollars)

            -------------------------------------------------------------------------
                                                              March 31,  December 31,
                                                                  2010          2009
            -------------------------------------------------------------------------
                                                            (unaudited)
            Assets
            Current assets:
              Cash and cash equivalents                   $     95,053  $    121,256
              Short-term investments                             5,811             -
              Inventory                                         35,194        36,986
              Prepaid expenses and sundry assets                18,047        19,050
              Unrealized foreign exchange gains                    581         1,280
            -------------------------------------------------------------------------
                                                               154,686       178,572

              Prepaid expenses and sundry assets                38,339        35,837
              Net smelter royalty                                1,006         1,006
              Restricted cash                                      908           108
              Property, plant and equipment                    225,631       205,329
              Mineral exploration projects                     138,187       129,743

            -------------------------------------------------------------------------
                                                          $    558,757  $    550,595
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Accounts payable and accrued liabilities    $     27,273  $     22,892
              Notes payable                                      6,382         5,366
              Income taxes payable                              16,440        15,641
              Asset retirement obligations                         539           510
            -------------------------------------------------------------------------
                                                                50,634        44,409

              Deferred compensation liability                    8,767         8,616
              Notes payable                                    131,489       126,784
              Future income taxes                               11,470        11,821
              Asset retirement obligations                      12,624        12,331
              Other liabilities                                    902           738
            -------------------------------------------------------------------------
              Total liabilities                                215,886       204,699

            Shareholders' equity
              Common shares                                    367,791       365,667
              Stock options                                     14,218        14,762
              Contributed surplus                               42,028        42,028
              Deficit                                          (81,166)      (76,561)
            -------------------------------------------------------------------------
                                                               342,871       345,896
              Commitments
            -------------------------------------------------------------------------
                                                          $    558,757  $    550,595
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            JAGUAR MINING INC.

            Interim Consolidated Statements of Operations and
            Comprehensive Income (Loss)
            (Expressed in thousands of U.S. dollars, except per share amounts)

            (unaudited)

            -------------------------------------------------------------------------
                                                          Three Months  Three Months
                                                                 Ended         Ended
                                                              March 31,     March 31,
                                                                  2010          2009
            -------------------------------------------------------------------------

            Gold sales                                    $     40,670  $     33,285
            Production costs                                   (25,140)      (17,083)
            Stock-based compensation                              (127)          (27)
            Depletion and amortization                          (8,033)       (4,883)
            -------------------------------------------------------------------------
            Gross profit                                         7,370        11,292
            -------------------------------------------------------------------------

            Operating expenses:
              Exploration                                        1,107           639
              Stock-based compensation (recovery)                  (73)          994
              Administration                                     4,297         3,761
              Management fees                                      339           525
              Amortization                                         124           102
              Accretion expense                                    400           188
              Other                                                689           753
            -------------------------------------------------------------------------
              Total operating expenses                           6,883         6,962
            -------------------------------------------------------------------------

            Income before the following                            487         4,330
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Loss (gain) on forward foreign
             exchange derivatives                                  253          (287)
            Foreign exchange loss (gain)                           489        (2,578)
            Interest expense                                     3,982         2,214
            Interest income                                     (1,361)         (499)
            Gain on disposition of property                       (497)         (459)
            Other non-operating expenses                             -           741
            -------------------------------------------------------------------------
            Total other expenses                                 2,866          (868)

            Income (loss) before income taxes                   (2,379)        5,198
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Income taxes
              Current income taxes                               2,385           440
              Future income taxes                                 (159)            -
            -------------------------------------------------------------------------
            Total income taxes                                   2,226           440
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Net income (loss) and comprehensive
             income (loss) for the period                       (4,605)        4,758
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic and diluted net income
             (loss) per share                             $      (0.05) $       0.07

            Weighted average number of common
             shares outstanding - Basic                     83,995,337    68,621,449
            Weighted average number of common shares
             outstanding - Diluted                          83,995,337    69,779,608

            JAGUAR MINING INC.

            Interim Consolidated Statements of Cash Flows
            (Expressed in thousands of U.S. dollars)

            (unaudited)

            -------------------------------------------------------------------------
                                                          Three Months  Three Months
                                                                 Ended         Ended
                                                              March 31,     March 31,
                                                                  2010          2009
            -------------------------------------------------------------------------

            Cash provided by (used in):
              Operating activities:
                Net income (loss) for the period          $     (4,605) $      4,758
                Items not involving cash:
                  Unrealized foreign exchange (gain) loss          323        (3,032)
                  Stock-based compensation                          54         1,021
                  Non-cash interest expense                      1,975           361
                  Accretion expense                                400           188
                  Future income taxes                             (159)            -
                  Depletion and amortization                     8,157         4,985
                  Unrealized loss (gain) on foreign
                   exchange contracts                              699        (1,541)
                Reclamation expenditure                            (78)            -
            -------------------------------------------------------------------------
                                                                 6,766         6,740

              Change in non-cash operating working capital
                  Inventory                                      2,209          (304)
                  Prepaid expenses and sundry assets            (2,936)         (210)
                  Accounts payable and accrued liabilities       4,381          (419)
                  Current taxes payable                            799           170
            -------------------------------------------------------------------------
                                                                11,219         5,977
              Financing activities:
                 Issuance of common shares, special
                  warrants and warrants, net                     1,501        63,401
                 Increase in restricted cash                      (800)            -
                 Repayment of debt                                 (68)         (288)
                 Increase in debt                                3,542             -
                 Other long term liabilities                       164             -
            -------------------------------------------------------------------------
                                                                 4,339        63,113

              Investing activities
                 Short term investments                         (5,811)            -
                 Mineral exploration projects                   (8,393)       (1,667)
                 Purchase of property, plant and equipment     (28,537)       (3,897)
            -------------------------------------------------------------------------
                                                               (42,741)       (5,564)

            Effect of foreign exchange on non-U.S.
             dollar denominated cash and cash equivalents          980           605
            Increase (decrease) in cash
             and cash equivalents                              (26,203)       64,131
            Cash and cash equivalents,
             beginning of period                               121,256        20,560
            -------------------------------------------------------------------------
            Cash and cash equivalents, end of period      $     95,053  $     84,691
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Conference Call Details

            The Company will hold a conference call tomorrow, May 12 at 10:00 a.m.
EST, to discuss the results.

            <<
                           From North America:  800-218-5691
                           International:       213-416-2192
                           Replay:
                           From North America:  800-675-9924
                           International:       213-416-2185
                           Replay ID:           51210
                           Webcast:             www.jaguarmining.com
            >>

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranhao. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

            Forward Looking Statements

            Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains forward-looking statements, including statements concerning when commissioning and commercial production will commence at Caete, future trends in production, revenue and cash flow and estimates for 2010 production and cash operating costs. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, production and results of operations to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual
Information Form for the year ended December 31, 2009 filed on System for
Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2009 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:05e 11-MAY-10